UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

September 5, 2017

Commission File Number 001-37974

VivoPower International PLC

(Translation of registrant’s name into English)

91 Wimpole Street

London W1G

+44 20 3714 8881

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:      Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Results of Annual General Meeting 2017

On September 5, 2017, VivoPower International PLC (the “Company”) held its annual general meeting of shareholders (the “Meeting”). At the Meeting, the Company’s shareholders voted on the following ten resolutions, each of which was approved by no less than 94% of votes cast:

1.	To approve the receipt of the accounts and the reports of the directors and the auditors for the financial year ended 31 March 2017 (the “Annual Report”).

2.

To approve the directors’ remuneration report (excluding the part containing the directors’ remuneration policy) for the financial year ended 31 March 2017 as set out on pages 23 to 41 of the Annual Report (the “Directors’ Remuneration Report”).

3.	To approve the directors’ remuneration policy, the full text of which is contained in the Directors’ Remuneration Report and set out on pages 23 to 41 of the Annual Report.

4.	To re-appoint PKF Littlejohn LLP as auditors of the Company, to hold office until the conclusion of the next annual general meeting of the Company.

5.	To authorise the Company’s audit committee to determine the remuneration of the auditors.

6.	To re-elect Philip Comberg as a director of the Company, who retires by rotation, for a term expiring on the third succeeding annual general meeting of the Company following his election.

7.	To re-elect Gary Hui as a director of the Company, who retires by rotation, for a term expiring on the third succeeding annual general meeting of the Company following his election.

8.	To authorise the allotment of further shares in the Company up to an aggregate nominal value of $1,560.00 in connection with the Equity Incentive Plan (as defined below).

9.	To approve the disapplication of statutory pre-emption rights in respect of the shares to be allotted under the authority granted pursuant to resolution 8 above.

10.

To approve the provisions of the VivoPower International Plc 2017 Omnibus Equity Incentive Plan (the “Equity Incentive Plan”), to adopt the Equity Incentive Plan and to do all such other acts and things as they may consider appropriate to implement the Equity Incentive Plan.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	September 5, 2017	VivoPower International PLC

/s/ Carl Weatherley-White
Carl Weatherley-White Chief Financial Officer